

Daniel Lafrentz · 3rd

Writer / Director

New Orleans, Louisiana, United States · **Contact info**

500+ connections

🔒 Message   **+ Follow**   **More**

 **Lemonade, an Integrated Branded Content Agency**

 **University of California, Los Angeles**

About

I was born in Silicon Valley but feel most at home in South Louisiana.

I've worked professionally in the industry for twelve years - first in Los Angeles and then in New Orleans on Syfy masterpieces like Swamp Shark and Alien Tornado. In 2012 I returned to San Francisco to produce and direct commercials before being accepted into the UCLA School of Film & Television to pursue my MFA in Directing where graduated in 2018. In 2020 my first feature film, The Long Shadow, was acquired and released by Gravitas Ventures.

When I'm not writing Southern Gothic neo-noirs, I do an amazing impression of Kermit the Frog.

Featured

Link

Daniel Lafrentz - Narrative Reel HD
Vimeo



Activity

869 followers

Daniel hasn't posted lately
Daniel's recent posts and comments will be displayed here.

Show all activity →

Experience

 **Creative Producer + Director**
Lemonade, an Integrated Branded Content Agency
Jun 2018 - Present · 4 yrs 4 mos

My specialty is getting to the heart of every client's story. My narrative background helps find the human resonance for whatever project I take on.   ...see more

 **Manager**
The Meet Cute Murders LLC · Full-time
Jan 2022 - Present · 9 mos
New Orleans, Louisiana, United States

 **Producer / Director**
Evolve Media Production
May 2012 - Present · 10 yrs 5 mos
San Francisco Bay Area

+Write, produce, and direct broadcast commercials, web content, educational series, and corporate video   ...see more

 **Jr. Executive**
Active Entertainment Inc.
Jan 2010 - Jan 2012 · 2 yrs 1 mo

+Development and writing of three feature film scripts   ...see more

 **Personal/Executive Asst./Marketing Coordinator**
Voltage Pictures
Dec 2008 - Dec 2009 · 1 yr 1 mo

+Managed CEO's executive and personal schedule and accounts payable with over a dozen vendors.   ...see more

---

Education

 **University of California, Los Angeles**
Master of Fine Arts (MFA), Directing
2014 - 2018

 **University of California, Los Angeles**
Professional Program in Producing
2011 - 2011



University of California, Los Angeles
Bachelor of Arts (BA), Film & Television Production
2006 - 2008

Skills

Final Cut Pro

Endorsed by Mitchell Wright who is highly skilled at this

Endorsed by 4 colleagues at Evolve Media

41 endorsements

Film Production

Endorsed by Evette Vargas who is highly skilled at this

Endorsed by 3 colleagues at Evolve Media

35 endorsements

Film

Endorsed by 3 colleagues at Evolve Media

28 endorsements

Show all 30 skills →

Recommendations

Received Given

Nothing to see for now
Recommendations that Daniel receives will appear here.

Projects

2015 Commercial Reel
Mar 2015 - Present

Show project ↗

This is a demo reel of our commercial work. It was updated for the 2015 year with some of our favorite work.

Other creators

 +3

Global Poverty
Feb 2013 - Present

Show project ↗

Educational Documentary Video

Other creators



A Boy Named Sue
Mar 2011 - Jun 2011

Show project ↗

A mysterious phone call sends a nine year-old boy named Sue on cross-country trek in search of revenge against the father he never met for the name he never wanted.

Other creators

 +1

Languages

German

Interests

Companies Groups Schools

 **SHOWTIME**
98,438 followers

 **Gray Television**
17,900 followers

Show all 16 companies →